Exhibit (a)(5)(C)

October 9, 2009

Board of Directors

Insure.com, Inc.

8205 South Cass Avenue

Darien, IL 06561

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Insure.com, Inc. (“Insure.com” or the “Company”) of the consideration to be received by the Company in connection with the proposed sale (the “Transaction”) of certain assets (the “Transferred Assets”) to QuinStreet, Inc. under the terms of an Asset Purchase Agreement dated October 9, 2009 (the “Agreement”). Under and subject to the terms of the Agreement, the consideration to be paid by QuinStreet, Inc. in exchange for the Transferred Assets, as that term is defined in the Agreement, will be $15 million cash paid upon closing of the Transaction plus a $1 million note payable upon the one year anniversary of the closing date of the Transaction.

In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have, among other things:

1.	reviewed the Agreement;

2.	reviewed a draft of the Transition Services Agreement provided by the Company’s outside counsel;

3.	reviewed the financial terms and conditions as stated in the Agreement;

4.	reviewed the audited financial statements of the Company as of and for the years ended December 31, 2007 and 2008 and the unaudited financial statements for the period ended June 30, 2009;

5.	reviewed the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2008 as well as the Company’s Quarterly Report filed on Form 10-Q for the quarter ended June 30, 2009;

6.	reviewed the internal, interim report of the Company for the eight months ending August 31, 2009;

7.	reviewed internal financial analysis and forecasts for the Company as prepared by Insure.com senior management (“Management”);

8.	reviewed the business plan and prospects for the Company as provided by Management;

9.	reviewed other Company financial and operating information requested from and/or provided by the Company;

10.	reviewed other Company financial and operating information requested from and/or provided by the Company;

11.	met and discussed with Management certain information relating to the aforementioned and any other matters which we deemed relevant to our inquiry;

12.	reviewed and discussed with Management the historical and anticipated future financial performance of the Company, including review of forecasts prepared by Management; and

13.	reviewed the audited financial statements of QuinStreet, Inc. as of and for the twelve months ended June 30, 2009.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, QuinStreet or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Management,

Board of Directors

Insure.com, Inc.

October 9, 2009

and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. Management has advised us, and we have assumed, that the Company’s net operating loss carryforward will be applicable and sufficient to fully offset any federal income or capital gains taxes that might be owed by the Company as a result of the consummation of the Transaction. We have assumed that the Transaction will be consummated in accordance with the terms of the Agreement without waiver of any conditions thereof.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of October 8, 2009 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Transaction. We did not structure the Transaction or negotiate the final terms of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of consideration to be received by the Company in the Transaction. We are not offering any opinion or advice with respect to any potential use of the proceeds of the Transaction by the Company. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. In formulating our opinion, we have considered only what we understand to be the consideration to be received by the Company as described above, and we have not considered, and this opinion does not address, any other payments that may be made to Company employees in connection with the Transaction.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company; (ii) the current and projected financial results of operations of the Company assuming that a) the Transaction is not consummated and b) that the Transaction is consummated; (iii) the historical market prices and trading activity of the common stock of the Company; (iv) Management’s estimates of the Company’s investment in the Transferred Assets; (v) a sum of the parts analysis relating to the Company’s assets; and (vi) the general condition of the securities markets. The delivery of this opinion was approved by our fairness opinion committee.

In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James & Associates, Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James will receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors

Insure.com, Inc.

October 9, 2009

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Transaction and does not constitute a recommendation to any member of the Company’s Board of Directors, or any other person, regarding how he or she should vote on the proposed Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of October 9, 2009, the consideration to be received by the Company pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.